UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-14569

Springhill Lake Investors Limited Partnership

(Exact Name of Registrant as specified in its charter)

55 Beattie Place, P.O. Box 1089, Greenville, South Carolina, 29602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(i)	[ x ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:	112

Pursuant to the requirements of the Securities Exchange Act of 1934, Springhill Lake Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	July 19, 2007	BY:		/s/ Martha L. Long

			Name:	Martha L. Long
			Title:	Senior Vice President

SEC2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[Form 15]